SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of May, 2004

                        Commission File Number: 000-21742

                              Stolt Offshore S.A.
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                 (Translation of registrant's name into English)



                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                          ----------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F   __
                                      ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   __                  No   X
                                                          -

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     In connection with the launch of an offering (the "Offering") of up to 29,900,000 new Common Shares by Stolt Offshore S.A. (the "Company") on March 13, 2004, representatives of the Company have provided the following information to potential investors in response to questions regarding the Offering:

     o Since the end of the 2003 fiscal year, the Company has received aggregate cash payments of over $110 million in connection with the settlement of unagreed claims and variation orders involving the Company's OGGS, Burullus and Duke Hubline projects.

     o The Company has reduced its gross debt by $66 million since July 2003, with a further $43 million reduction expected in the next 12 weeks.

     o The Company has reduced its bank guarantees by $96 million since July 2003, including the expected release of the letter of credit issued in connection with the Duke Hubline project.

     o The Company's net bank debt (or gross bank debt less cash) decreased from $308 million in August 2003 to $131 million at the end of April 2004.

     This Form 6-K shall be deemed to be incorporated by reference into the Company's Registration Statement on Form F-3 (No. 333-86288) and to be a part of such registration statement from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed.

     Certain statements contained in this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the terms, conditions and amount of the Company's indebtedness; the Company's ability to restructure its indebtedness and obtain additional bonding facilities; the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        STOLT OFFSHORE S.A.


Date:    May 17, 2004             By:            /s/ Alan B. Winsor
                                        ---------------------------------------
                                        Name:  Alan B. Winsor
                                        Title: Attorney-in-Fact